Exhibit 21

Subsidiaries of Del Monte Foods Company

Del Monte Corporation is a wholly-owned subsidiary of Del Monte Foods Company. The entities listed below are wholly-owned subsidiaries of Del Monte Corporation.

Subsidiaries	Jurisdiction of Incorporation
Del Monte Argentina	Argentina
Hi Continental Corporation	California
Oak Grove Trucking Company	California
Star-Kist Samoa, Inc.	California
DLM Foods Canada Corp.	Canada
Del Monte Colombiana, S.A.	Colombia
Contadina Foods, Inc.	Delaware
Marine Trading (Pacific), Inc.	Delaware
Mike Mac IHC, Inc.	Delaware
S&W Fine Foods, Inc.	Delaware
Star-Kist Mauritius	Delaware
Del Monte Ecuador	Ecuador
Galapesca, S.A.	Ecuador
Panapesca Fishing, Inc.	Panama
Star-Kist International, S.A.	Panama
Del Monte Peru, S.A.	Peru
Del Monte Andina	Venezuela